SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 6)

GOLDLEAF FINANCIAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

38144H 20 8

(CUSIP Number)

The Lightyear Fund, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 328-0555

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38144H 20 8

1.	NAME OF REPORTING PERSONS: LIGHTYEAR PBI HOLDINGS, LLC, a Delaware limited liability company.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER —
8. SHARED VOTING POWER 2,346,000
9. SOLE DISPOSITIVE POWER —
10. SHARED DISPOSITIVE POWER 2,346,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON (see instructions) 00

1.	NAME OF REPORTING PERSONS: THE LIGHTYEAR FUND, L.P., a Delaware limited partnership.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER —
8. SHARED VOTING POWER 2,346,000
9. SOLE DISPOSITIVE POWER —
10. SHARED DISPOSITIVE POWER 2,346,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAME OF REPORTING PERSONS: LIGHTYEAR CO-INVEST PARTNERSHIP, L.P., a Delaware limited partnership.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER —
8. SHARED VOTING POWER 2,346,000
9. SOLE DISPOSITIVE POWER —
10. SHARED DISPOSITIVE POWER 2,346,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAME OF REPORTING PERSONS: LIGHTYEAR FUND GP, LLC, a Delaware limited liability company.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER —
8. SHARED VOTING POWER 2,346,000
9. SOLE DISPOSITIVE POWER —
10. SHARED DISPOSITIVE POWER 2,346,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON (see instructions) 00

1.	NAME OF REPORTING PERSONS: MARRON & ASSOCIATES, LLC, a Delaware limited liability company.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER —
8. SHARED VOTING POWER 2,346,000
9. SOLE DISPOSITIVE POWER —
10. SHARED DISPOSITIVE POWER 2,346,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON (see instructions) 00

1.	NAME OF REPORTING PERSONS: CHESTNUT VENTURES LLC, a Delaware limited liability company.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER —
8. SHARED VOTING POWER 2,346,000
9. SOLE DISPOSITIVE POWER —
10. SHARED DISPOSITIVE POWER 2,346,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON (see instructions) 00

1.	NAME OF REPORTING PERSONS: DONALD B. MARRON, an individual.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER —
8. SHARED VOTING POWER 2,346,000
9. SOLE DISPOSITIVE POWER —
10. SHARED DISPOSITIVE POWER 2,346,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Introduction

This Amendment No. 6 amends and supplements Items 4, 5, 6, and 7 of the initial Schedule 13D jointly filed on January 29, 2004 (the “Initial Schedule 13D”), by (1) Lightyear PBI Holdings, LLC, a Delaware limited liability company (“Holdings”), (2) The Lightyear Fund, L.P., a Delaware limited partnership (the “Fund”), (3) Lightyear Co-Invest Partnership, L.P., a Delaware limited partnership, (4) Lightyear Fund GP, LLC, a Delaware limited liability company, (5) Marron & Associates, LLC, a Delaware limited liability company, (6) Chestnut Ventures LLC, a Delaware limited liability company, and (7) Mr. Donald B. Marron, an individual (collectively, the “Reporting Persons”), as amended by Amendment No. 1 to the Initial Schedule 13D filed on October 20, 2005, Amendment No. 2 to the Initial Schedule 13D filed on December 9, 2005, Amendment No. 3 to the Initial Schedule 13D filed on May 23, 2006, Amendment No. 4 to the Initial Schedule 13D filed on July 11, 2006, and Amendment No. 5 to the Initial Schedule 13D filed on October 16, 2006 (as so amended, the “Schedule 13D”), each relating to the Common Stock, no par value (the “Common Stock”), of Goldleaf Financial Solutions, Inc., a Tennessee corporation (the “Company”). Unless otherwise indicated, capitalized terms used herein have the definitions given to them in the Schedule 13D.

This Amendment No. 6 is filed pursuant to the Joint Filing Agreement, dated January 27, 2004, attached to the Initial Schedule 13D as Exhibit 99.1, which is incorporated herein by reference.

1.	ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 4.	Purpose of Transaction.

The text of Items 3 and 6 are incorporated herein by reference.

2.     ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO DELETE THE SECOND SENTENCE OF PARAGRAPHS (a)-(b) IN ITS ENTIRETY AND TO SUBSTITUTE THE FOLLOWING INFORMATION:

Based upon 19,258,784 Shares outstanding as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, the Shares constitute approximately 12.2% of the issued and outstanding shares of common stock of the Company.

3.    ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The text of Item 3 is incorporated herein by reference.

Resignation of Director

Effective December 15, 2007, David Glenn, a director of the Company who was so designated by Holdings pursuant to the Redemption Agreement, resigned from the board of directors of the Company, and Holdings has not exercised its right to designate a replacement director.

Termination of Right to Nominate One Director

Pursuant to a Termination and Amendment Agreement, dated as of June 27, 2008, among the Company, Holdings and the Fund (the “Termination Agreement”), Holdings surrendered its right to designate one director on the Company’s Board of Directors.

Termination of Management Rights

Pursuant to the Termination Agreement, the Fund and the Company agreed to terminate the Letter Agreement, dated October 11, 2006, between the Company and the Fund (the “Management Rights Agreement”), provided that the Management Rights Agreement’s confidentiality provision will survive for one year from the date of termination. The Management Rights Agreement had granted the Fund access to non-public information about the Company and certain rights of consultation regarding the Company’s corporate policy. A copy of the Management Rights Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on October 12, 2006.

Second Amended and Restated Securityholders Agreement

In connection with the Termination Agreement, the Company and Holdings entered into a Second Amended and Restated Securityholders Agreement dated as of June 27, 2008. The Second Amended and Restated Security Holders Agreement amended and restated the Amended and Restated Securityholders Agreement to (a) extend, from two years to three years, the maximum period that the Holdings may request a shelf registration statement to remain effective and (b) prohibit the Holdings from requesting a registration within a period of four months after the date of the Second Amended and Restated Securityholders Agreement. Otherwise, the Second Amended and Restated Securityholders Agreement has substantially the same terms as provided in the Amended and Restated Securityholders Agreement.

4.    ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.17	Termination and Amendment Agreement between Goldleaf Financial Solutions, Inc., Lightyear PBI Holdings, LLC and The Lightyear Fund, L.P., dated as of June 27, 2008

Exhibit 99.18	Second Amended and Restated Securityholders Agreement between Goldleaf Financial Solutions, Inc. and Lightyear PBI Holdings, LLC, dated as of June 27, 2008

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     July 3, 2008

LIGHTYEAR PBI HOLDINGS, LLC

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani Title: Manager

THE LIGHTYEAR FUND, L.P.

By:	Lightyear Fund GP, LLC, its general partner

By:	Marron & Associates, LLC, its managing member

By:	Chestnut Ventures LLC, its sole member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani Authorized Person

THE LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.

By:	Lightyear Fund GP, LLC, its general partner

By:	Marron & Associates, LLC, its managing member

By:	Chestnut Ventures LLC, its sole member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani Authorized Person

LIGHTYEAR FUND GP, LLC

By:	Marron & Associates, LLC, its managing member

By:	Chestnut Ventures LLC, its sole member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani Authorized Person

MARRON & ASSOCIATES, LLC

By:	Chestnut Ventures LLC, its sole member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani Authorized Person

CHESTNUT VENTURES LLC

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani Authorized Person

DONALD B. MARRON, an individual

By:	/s/ Timothy J. Kacani
Timothy J. Kacani, Attorney-in-Fact